April 3, 2006

United States Securities and
Exchange Commission
Washington DC, 20549


     RE:    Netsmart Technologies, Inc.
            Registration Statement on Form S-3
            File No. 333-127238
            Filed on October 27, 2005 and December 9, 2005

            Form 10-K for the year ended December 31, 2004 Filed on March 18, 2005 and amended on December 9, 2005

            Form 10-Q for the quarterly period ended March 31, 2005 Filed on May 11, 2005 and amended on December 9, 2005 and January 6, 2006

            Form 10-Q for the quarterly period ended June 30, 2005 Filed on August 10, 2005 and amended on December 9, 2005

            Form 8-K filed on September 28, 2005 and amended on December 9, 2005 and January 10, 2006

            Form 10-Q for the quarterly period ended September 30, 2005 Filed on November 14, 2005 and amended on December 9, 2005

Ladies and Gentlemen:

The following is the response to the comment of the Commission in its letter of March 13, 2006 in connection with the filing by Netsmart Technologies, Inc. ("we," "us," "our" and the "Company") of the above-referenced registration statement. To facilitate your review, we have included your numbered comment along with our related response.

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United States Securities and
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April 3, 2006
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Form 10-Q for quarter ended September 30, 2005

Note 8.  Acquisition, page 12

CMHC Systems, Inc. ("CMHC")

Prior Comment Number 5

      1. We note your response to our prior comment number five. We also note your statement in our prior comment number six that "[t]he fair value of this liability is estimate[ed] using the value of the services provided using an estimate fulfillment margin." Note that the normal profit margin is limited to the profit margin on the costs to provide the service (i.e., fulfillment effort). Normal profit margin should be the amount a market participant would expect to receive related to the remaining fulfillment effort and excludes any profit associated with the selling effort because the target completed the selling effort prior to the acquisition date. Refer to paragraph 3 of EITF 01-03 for further guidance. In this regard, it would appear that the deferred revenue as reported on CMHC's financial statements would include the fair value or anticipated profit associated with the fulfillment effort. In light of the fact that no adjustments exist in the pro forma financial statements related to the deferred revenue balance assumed from CMHC in the acquisition, explain to us and provide your analysis of how you believe that the deferred revenue balance in your pro forma financial statements relates purely to the fulfillment effort and excludes any selling effort previously provided by CMHC.


Please be advised that the Company engaged Stout/Risius /Ross ("SR&R") to perform an independent valuation of the CMHC acquisition. In addition to the efforts involved with respect to various balance sheet accounts, SS&R specifically reviewed the cost to fulfill the deferred revenue obligations totaling $8,612,438, and recorded a $502,000 reduction of deferred revenue to exclude the profit related to the selling efforts previously provided by CMHC. The $502,000 adjustment was recorded as a debit to contract backlog in accordance with FAS 141, and is shown as an adjustment on the pro forma financial statements and will be amortized over a twelve month period. The following is our calculation of the costs to fulfill the deferred revenue obligations.. The actual amount of the deferred revenue obligations as of September 28, 2005, the acquisition date, was $8,650,777. This amount was reduced by $38,339 relating to certain small adjustments, thereby arriving at the $8,612,438 of deferred revenue obligations. This amount was further reduced by the $502,000 adjustment mentioned above: The estimated costs to fulfill the deferred revenue obligations include the following costs:


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United States Securities and
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April 3, 2006
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         Estimated costs to fulfill :
         Direct salaries and fringe of the support group,
         Enhancement group and implementation group              $3,256,000 [1]
         Direct costs of third parties                              760,000 [1]
         Other direct costs for support, enhancement and
         Implementation                                             644,000 [2]
         G&A costs 13% of revenue                                 1,125,000 [3]
         Software costs                                             891,000 [4]
         Assembled workforce                                      1,107,000 [5]
                                                                            ---

         Total estimated costs to fulfill the deferred revenue   $7,783,000
         Normal profit margin 12%                                   934,000 [6]
                                                                 --------------

         Estimated fair value of the deferred revenue            $8,717,000
                                                                 ==========

         Based upon the above calculation, we believe the adjusted carrying value of the deferred revenue as of the acquisition date is fairly presented. We consider the difference of $66,000, between the $8,717,000 as calculated above and the deferred revenue amount as of the acquisition date of $8,651,000, to be immaterial.


         [1] The company has prepared detailed budgets for 2006 by department, and has identified those costs required to fulfill the performance obligations related to the deferred revenue. We included the applicable components from the customer service department, software support and solutions department, and the product enhancement department.

         [2] These costs are directly related to the labor effort estimated in the direct salaries and fringe category and include such costs as equipment rentals, supplies, telephone, non-billable travel, and supervisory salaries.

         [3] G&A costs were based upon projected 2006 costs and include such costs as accounting support, legal, general insurance, audit fees and other typical general and administrative costs. The G&A costs are calculated to be 13% of total revenue which is in line with our historical ratios.

         [4] This adjustment provides for capital charges for the software technology that contributes to the estimated profit and is calculated as 10.3% of the revenue.

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         [5] This adjustment provides for the capital charges associated with the assembled workforce that contributes to the estimated profit and is calculated as 12.8% of the revenue.

         [6] Represents our normal profit margin


In addition, as we previously advised the staff, we have re-reviewed the details of the deferred revenue components on the CMHC financial statements as of September 30, 2005, the effective acquisition date. As of the acquisition date, the total balance of the deferred revenue was approximately $8,600,000. We have determined that approximately $6,900,000 of these deferred amounts were not the result of any direct selling effort but rather the result of routine maintenance renewals as well as unsolicited upgrades requested by our customers. Approximately 76% of the $6,900,000 was the result of routine maintenance renewals, as more fully discussed below. The remainder of the $6,900,000 is the result of unsolicited customer upgrades and add on transactions. Examples of such transactions are customers calling to request additional consulting services or training sessions for future periods. As a result, the revenue associated with these deferred items were non-commissionable events and there was minimal or no sales effort involved.

The maintenance renewal process consists of existing customers being mailed a standard letter advising them of their new annual support fees for the upcoming year. This administrative effort has nominal costs associated with it. Upon receipt of the letter, the customer signs and returns it to CMHC. The fee charged to renew maintenance to existing customers is the same as that charged for maintenance to new customers purchasing the system, and is in line with maintenance pricing for similar systems. Since the Company is currently renewing maintenance contracts at substantially the same price as they were sold for by CMHC prior to September 30, 2005 in arms length transactions, the Company believes that the carrying value of the maintenance contracts at 9/30/05 on the Company's books (maintenance contract selling price amortized on a straight line basis), is equal to the fair market value of the contracts acquired.

The postcontract customer support revenue ("PCS") of CMHC is approximately 68% of its total revenue and the renewal rate of existing customers is substantial. One basic reason for that is that the software is proprietary and PCS cannot be performed by anyone else. The customer's only other option is to purchase a new software system from another organization. As we previously advised the staff in our December 8, 2005 response to its comment letter dated November 23, 2005, CMHC's relationships with its customers are long-term in nature. CMHC's primary product consists of a full suite of administrative, clinical, financial and decision support custom software. This management information system for the behavioral (mental health) and public healthcare organizations is an integral component of each of CMHC's customers operations that is not easily changed. Specifically, the management of CMHC indicated that the average purchasing cycle of its customers is approximately five to seven years. Furthermore, after a customer completes its initial purchasing cycle, there is a 75% probability that the customer will stay for an additional purchasing cycle of five to seven years.

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United States Securities and
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April 3, 2006
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At the time of our acquisition, CMHC had 398 customers. Of these customers, 50
(13%) had been customers for 20 to 27 years; 67 (17%) had been customers for at least 15 years and less than 20 years; 119 (30%) had been customers for at least 10 years and less than 15 years. In total, 236 (59%) had been customers for 10 or more years.

With respect to the balance of the CMHC deferred revenue, we identified approximately $1,700,000, that were the result of direct selling efforts. This was the remainder of the $8,600,000 of deferred revenue less the $6,900,000 of unsolicited maintenance renewals and customer upgrades discussed previously. These sales were for efforts such as training and consulting to be performed in future periods. We have calculated the direct sales cost of these efforts to be 18% of this deferred revenue, which was calculated by totaling the direct sales cost of CMHC and dividing it by the total sales generated by the direct sales group. Consequently, we have valued approximately $300,000 ($1,700,000 x 18%) of the deferred revenue component to be related to the selling effort and therefore to be reduced from respective deferred revenue amounts, with an offsetting adjustment to goodwill as of the acquisition date. We have reflected this adjustment in our 10-K filed for our year ended December 31, 2005, as well as in our pro forma financial statements included in the filing of our Form 8-K/A and in our Form S-3/A, each of which is expected to be filed on or before April 4, 2006. Upon making this adjustment, we have determined that the deferred revenue is appropriately valued at the direct cost of fulfilling the legal performance obligation plus a normal profit margin and excludes any profit associated with the selling efforts completed prior to the acquisition date, based upon the following:

      1. Approximately 60% of the deferred revenue amount represents maintenance and support.

      2. The maintenance and support revenue comprises approximately two-thirds of the CMHC revenue prior to the acquisition ($14 million of $21 million approximate annual revenue).

      3. A significant majority of the CMHC resources (both staff and overhead) are required to perform maintenance and support services in order to fulfill the Company's contractual obligations related to the maintenance and support agreements. They are the same resources that performed these maintenance and support services prior to the acquisition of CMHC

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April 3, 2006
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      4.    Since the acquisition date, the Company has not terminated any of the work force, or eliminated any existing related overhead, that provided maintenance and support services prior to the acquisition.

      5. The Company expects to incur the same level of costs to fufill the contractual obligations on the acquired maintenance and support contracts as CMHC incurred prior to the acquisition.

      6. Since CMHC has not been a profitable operation, it is indicative of the fact that the historical profit margins have not been excessive.

      7. As evidence to justify that the deferred revenue is stated at fair value (cost to fulfill plus a normal profit margin), based upon the results of operations for the three months following the acquisition (October to December 2005), the gross margin percentage on the CMHC maintenance business is approximately the same percentage that Netsmart has historically generated in comparable maintenance business.



Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me.


                                                        Sincerely,


                                                        /s/ Anthony F. Grisanti
                                                        Anthony F. Grisanti
                                                        Chief Financial Officer